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Santos

082-00034

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Kathryn Mitchell
+61 8 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

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Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

SUPPL

18 July 2007

Santos proposes multi-billion dollar Gladstone LNG Project

Santos today announced a proposal to construct a liquefied natural gas (LNG) facility at Gladstone in Queensland, which would see coal seam gas processed and sold into export markets.

The proposed Gladstone LNG project is for a 3-4 million tonnes per annum LNG processing train and associated infrastructure which is expected to cost a total of A$5-A$7 billion.

In a separate statement (attached) the Premier of Queensland, the Hon Peter Beattie MP, gave his support to the project and announced the granting of significant project status.

The announcement follows extensive feasibility and site selection studies over the past 18 months, which have culminated in an agreement with the Port of Gladstone Authority for Santos to secure a site to construct a LNG export facility on Curtis Island.

Commenting on the announcement Santos' Managing Director, Mr John Ellice-Flint, stressed the significance of the project to both Santos and Queensland, and the importance of the Government support as evidenced by the granting of a significant project declaration by the Coordinator-General.

"This is a landmark project for Santos which will underwrite the continued growth of the coal seam gas industry in Queensland and is a major step forward in the development of a new export industry for the state," he said

"Gladstone LNG is a natural extension of Santos' core gas business, in line with our strength as Australia's largest producer of domestic natural gas, including coal seam gas.

"Queensland has the majority of Australia's abundant CSG resources. Santos' CSG reserves and contingent resources currently total over 5,000 petajoules with significant upside potential.

"Constructing and operating major onshore gas installations is a core competency for Santos, and we are already involved in the LNG industry by virtue of our interests in Darwin LNG, the most recent greenfield LNG project constructed in Australia.

"Santos is committed to building a diverse LNG supply portfolio, as demonstrated by Darwin LNG, our strong support for a PNG LNG project and now Gladstone LNG.

Dlw 7/19

"Conceptual engineering and preliminary financial analysis have confirmed that Gladstone LNG will generate acceptable rates of return for shareholders, whilst at the same time providing significant benefits for Queensland in terms of employment and royalties," he said.

Key parameters for the proposed facility are:

- A single processing train of approximately 3-4 million tonnes per annum of LNG;
- Capital costs in the range of A$5-A$7 billion, including upstream field development, liquefaction plant and associated infrastructure. Half of the investment is expected to be in the Gladstone plant, with the other half in regional Queensland's Bowen and Surat Basins;
- Final Investment Decision by the end of 2009 to enable first cargoes to be exported in early 2014;
- Gas supply of 170-220 PJ per annum sourced from Santos' CSG fields in Queensland's Bowen and Surat Basins.

Following today's important steps of securing Government support and a suitable site, the next steps include:

- Appointment of a suitable engineering contractor to undertake detailed engineering studies;
- Continued accelerated exploration and appraisal drilling program to prove up additional CSG reserves;
- Completion of planning and environmental studies, including community consultation processes;
- Preliminary LNG marketing.

Santos has a significant investment in CSG and produces approximately 25% of Australia's CSG. In 2007 Santos will invest approximately $150 million in expanding its CSG business. In addition, subject to Gladstone LNG project progress and Santos Board approvals, the Company expects to invest a further $200 million to progress the project during 2008.

Further details in relation to this proposal, including the Gladstone LNG Initial Advice Statement; a short video which illustrates the concept; site maps, schematics and frequently asked questions are available on Santos' website www.santos.com/glng

Map attached

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Queensland


Queensland
Bowen Basin
Gladstone
Fairview
Scotia
Roma
Brisbane
Surat Basin
New South Wales
0 100
kilometres
Curtis
Island
Proposed
LNG Facility Site
Gladstone
Queensland
5 km

LEGEND

- ☐ Santos Acreage
- Gas Field
- Proposed Gas Pipeline
- Road
- Rail


Location Map

GLADSTONE THE FOCUS FOR NEW MULTI-BILLION DOLLAR GAS INDUSTRY

Premier Peter Beattie today welcomed the announcement of a proposal by Santos to construct a liquefied natural gas (LNG) facility at Gladstone.

"The Santos project could generate a $5-7 billion investment in gas field development together with a proposed gas liquefaction plant, product storage tanks and export terminal at Gladstone," Mr Beattie said.

"We are talking about a project that could produce $1 billion a year in exports, create 3000 jobs during the construction phase and sustain more than 200 jobs once it is in operation.

"The potential is enormous, with Santos keen to utilise Queensland's vast reserves of coal seam gas from both the Bowen Basin and the Surat Basin before piping it to Gladstone and then liquefying it for export by ship.

"Santos has already invested considerable time and effort in planning and developing this proposal and is the first company to apply for and be granted significant project declaration by the Coordinator-General.

"Significant project declaration will help Santos streamline its feasibility study and planning process.

"Santos proposes to export 3-4 million tonnes per annum of Liquefied Natural Gas - from its Bowen and Surat Basin acreage - through the port of Gladstone each year.

"There are potentially a large number of local and State agencies responsible for considering approvals for this project. The gas fields are located in a number of local government areas and the gas pipeline will also cross a number of local authorities so the approvals process will be complex."

Mr Beattie said Santos would now be required to undertake an assessment of the environmental impacts of the project. This assessment will be supervised by the Coordinator-General on behalf of the Government.

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Executive Building
100 George Street Brisbane
PO Box 15185 City East
Queensland 4002 Australia

Telephone +61 7 3224 4500
Facsimile +61 7 3221 3631
Email ThePremier@premiers.qld.gov.au
Website www.thepremier.qld.gov.au

"The company has also been negotiating with the Central Queensland Ports Authority to secure part of the land owned by the Authority on the western side of Curtis Island to site its proposed plant," he said.

"The Government is very aware of the impact a major development of this size would have on the Gladstone area and would ensure steps were taken to manage the growth if the Santos project went ahead.

Mr Beattie said this project will unlock Queensland's abundant coal seam gas resources and will stimulate further industry-wide investment in the expanding coal seam gas industry.

"Proven and probable coal seam gas reserves in the Bowen and Surat Basins are the largest onshore reserves in the country," he said.

"The new industry will grow in tandem with the domestic market for coal seam gas which is expanding its share of the Australian energy market.

"Analysts suggest coal seam methane will become an increasingly important energy source in coming years."

The drivers for this demand include increased electricity use, the desire of many countries to reduce their reliance on Middle East energy sources and the "cleaner" qualities of natural gas or coal seam gas compared with other fossil fuels.

Liquefied natural gas is the most economic means of exploiting isolated gas reserves. The gas is chilled to minus 162 degrees Celsius at which point it condenses and reduces to a liquid less than one 600th its volume as a gas, and in this liquid form the gas may be economically transported by LNG tanker.

18 July, 2007

Media inquiries: 3224 4500

END